UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 5)

OBAGI MEDICAL PRODUCTS, INC.

(Name of Subject Company (Issuer))

Odysseus Acquisition Corp.

a wholly owned subsidiary of

Valeant Pharmaceuticals International

a wholly owned subsidiary of

Valeant Pharmaceuticals International, Inc.

(Names of Filing Persons (Offerors))

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class Of Securities)

67423R108

(CUSIP Number of Class of Securities)

Robert Chai-Onn

Executive Vice President, General Counsel and Corporate Secretary

Valeant Pharmaceuticals International, Inc.

2150 St. Elzéar Blvd. West

Laval, Quebec

Canada, H7L 4A8

(949) 461-6000

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

With copies to:

Stephen F. Arcano

Marie L. Gibson

Skadden, Arps, Slate, Meagher & Flom LLP

4 Times Square

New York, NY 10036

(212) 735-3000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount Of Filing Fee(2)
$418,419,312	$57,072.39

(1)	Estimated solely for purposes of calculating the filing fee. The transaction value was determined by multiplying (x) $24.00 (i.e., the tender offer price) by 17,434,138, the estimated maximum number of shares of common stock of Obagi Medical Products, Inc. to be acquired in the tender offer.

(2)	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for Fiscal Year 2013, issued August 31, 2012, revised October 2012, by multiplying the transaction value by 0.00013640.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $57,072.39	Filing Party: Odysseus Acquisition Corp., Valeant Pharmaceuticals International and Valeant Pharmaceuticals International, Inc.

Form or Registration No.: Schedule TO-T, Schedule TO-T/A Date Filed: March 26, 2013, April 4, 2013

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 5 (“Amendment No. 5”) amends and supplements the Tender Offer Statement on Schedule TO filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 26, 2013 and amended on April 4, 2013, April 5, 2013, April 12, 2013 and April 22, 2013 (as amended, the “Schedule TO”) and relates to the offer of Odysseus Acquisition Corp., a Delaware corporation (the “Purchaser”), to purchase all outstanding shares of common stock, par value $0.001 (the “Shares”), of Obagi Medical Products, Inc., a Delaware corporation (“Obagi”), at a price of $24.00 per Share, net to the seller in cash, without interest (less any required withholding taxes) (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 26, 2013 (together with any amendments or supplements thereto, the “Offer to Purchase”) and in the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”), which are annexed to and filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. The Purchaser is a wholly owned subsidiary of Valeant Pharmaceuticals International, a Delaware corporation (“VPI”), which is a wholly owned subsidiary of Valeant Pharmaceuticals International, Inc., a Canadian corporation (“Valeant”). This Amendment No. 5 is being filed on behalf of VPI, Valeant and the Purchaser.

All the information set forth in the Offer to Purchase, to the extent incorporated by reference therein, is hereby amended and supplemented as set forth below. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Offer to Purchase.

ITEMS 1-11.

Items 1, 4 and 11 of the Schedule TO are hereby amended and supplemented by the following:

“On April 23, 2013, in conjunction with the AMC’s continued review of the joint application filed by Valeant and Obagi with respect to VPI’s proposed acquisition of, and the Purchaser’s merger with, Obagi, the Purchaser extended the expiration of the Offer for a period of two (2) business days consistent with the terms of the Merger Agreement, which provides that the Purchaser may extend the Offer for one or more consecutive increments of not more than five (5) business days each until the earlier of (i) the termination of the Merger Agreement in accordance with its terms and (ii) September 19, 2013, if at any then-scheduled expiration date of the Offer all of the conditions to the Offer have not been satisfied or waived.

Although there can be no guarantee or assurance, Valeant believes it is possible that the parties may receive approval from the AMC at a meeting of the AMC on Wednesday, April 24, 2013. Valeant expects to complete the Offer and consummate the Merger promptly after the AMC’s approval of the acquisition is received.

The Offer is now scheduled to expire at 12:00 midnight, New York City time, on Thursday, April 25, 2013 (which is one minute after 11:59 p.m. New York City time, on Wednesday, April 24, 2013), unless further extended. The Offer was previously scheduled to expire at 12:00 midnight, New York City time, on Tuesday, April 23, 2013.

The Offer remains subject to the Minimum Condition. Based on information from the Depositary, as of the previously scheduled expiration, a total of 14,889,011 Shares had been tendered into and not withdrawn from the Offer, representing approximately 85.08% of the currently issued and outstanding Shares (which number includes Shares tendered by notice of guaranteed delivery). On April 23, 2013, Valeant issued a press release announcing the extension of the Offer. The full text of the press release is attached as Exhibit (a)(5)(F) to the Schedule TO and is incorporated herein by reference.”

The Offer to Purchase and Items 1 through 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented by:

Deleting and replacing all references to the scheduled expiration or Expiration Date of the Offer being “12:00 midnight, New York City time, on April 23, 2013 (one minute after 11:59 p.m., New York City time, on April 22, 2013”, “12:00 midnight, New York City time, on April 23, 2013 (which is one minute after 11:59 p.m. New York City time, on April 22, 2013)” and “12:00 midnight, New York City time, on April 23, 2013” set forth in the Offer to Purchase (Exhibit (a)(1)(A)), Letter of Transmittal (Exhibit (a)(1)(B)), Notice of Guaranteed Delivery (Exhibit (a)(1)(C)), Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Exhibit (a)(1)(D)) and Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Exhibit (a)(1)(E)) with “12:00 midnight, New York City time, on April 25, 2013 (one minute after 11:59 p.m., New York City time, on April 24, 2013)”.

ITEM 12.	EXHIBITS

Item 12 of the Schedule TO is hereby amended and supplemented to add the following exhibit:

(a)(5)(F) Press Release issued by Valeant Pharmaceuticals International, Inc. on April 23, 2013.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 23, 2013

ODYSSEUS ACQUISITION CORP.

By:	/s/ Robert Chai-Onn
Name:	Robert Chai-Onn
Title:	Secretary

VALEANT PHARMACEUTICALS INTERNATIONAL

By:	/s/ Robert Chai-Onn
Name:	Robert Chai-Onn
Title:	Executive Vice President, General Counsel and Corporate Secretary

VALEANT PHARMACEUTICALS INTERNATIONAL, INC.

By:	/s/ Robert Chai-Onn
Name:	Robert Chai-Onn
Title:	Executive Vice President, General Counsel and Corporate Secretary

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase, dated March 26, 2013. *

(a)(1)(B)	Form of Letter of Transmittal. *

(a)(1)(C)	Form of Notice of Guaranteed Delivery. *

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees. *

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees. *

(a)(1)(F)	Form of Internal Revenue Service Form W-9 (Request for Taxpayer Identification Number and Certification), including instructions for completing the form. *

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(A)	Press Release issued by Valeant Pharmaceuticals International, Inc. on March 20, 2013 (incorporated by reference to Exhibit (a)(5)(A) to the Tender Offer Statement on Schedule TO-C filed by Odysseus Acquisition Corp., Valeant Pharmaceuticals International and Valeant Pharmaceuticals International, Inc. with the Securities and Exchange Commission on March 20, 2013). *

(a)(5)(B)	Form of Summary Advertisement. *

(a)(5)(C)	Press Release issued by Valeant Pharmaceuticals International, Inc. on April 3, 2013. *

(a)(5)(D)	Letter to Obagi shareholders from Valeant Pharmaceuticals International, Inc. *

(a)(5)(E)	Press Release issued by Valeant Pharmaceuticals International, Inc. on April 22, 2013. *

(a)(5)(F)	Press Release issued by Valeant Pharmaceuticals International, Inc. on April 23, 2013.

(b)	Not applicable.

(d)(1)	Agreement and Plan of Merger, dated as of March 19, 2013, by and among Valeant Pharmaceuticals International, Odysseus Acquisition Corp., Valeant Pharmaceuticals International, Inc. and Obagi Medical Products, Inc. (incorporated by reference to Exhibit 2.1 to Obagi Medical Products, Inc.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 20, 2013). *

(d)(2)	Amendment to Agreement and Plan of Merger, dated as of April 3, 2013, by and among Valeant Pharmaceuticals International, Odysseus Acquisition Corp., Obagi Medical Products, Inc. and Valeant Pharmaceuticals International, Inc. (incorporated by reference to Exhibit 2.1 to Obagi Medical Products, Inc.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on April 3, 2013). *

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed

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